Consent of Independent Registered Public Accounting Firm

The Board of Directors

KWESST Micro Systems Inc.

We consent to the use of our report dated January 17, 2024 on the consolidated financial statements of KWESST Micro Systems Inc. (the "Company")  which comprise the consolidated statements of financial position as at September, 30 2023 and 2022, the related consolidated statements of net loss and comprehensive loss, shareholders' equity (deficit), and cash flows for each of the years in the two-year period ended September 30, 2023, and the related notes, which is incorporated by reference and to the reference to our firm under the heading "Experts" included in the Company's Form F-3 Registration statement dated November 19, 2024 being filed with the United States Securities and Exchange Commission.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

November 19, 2024

Ottawa, ON Canada